Exhibit 3.1

SNAP INC.

CERTIFICATE OF AMENDMENT

OF THE

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

Snap Inc., a corporation organized and existing under the laws of the State of Delaware (the “Company”), hereby certifies that:

1. Section 4 of Article V of the Amended and Restated Certificate of Incorporation of the Company is amended and restated in its entirety to read as follows:

4.	Liquidation Rights

In the event of a Liquidation Event, subject to the rights of any Preferred Stock that may then be outstanding, the assets of the Company legally available for distribution to stockholders shall be distributed on an equal priority, pro rata basis to the holders of Common Stock, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock, Class B Common Stock and Class C Common Stock, each voting separately as a class, and Founders may not condition their approval of a Liquidation Event on the approval by one or more classes of Common Stock to such different treatment; provided, however, that for the avoidance of doubt, consideration to be paid or received by a holder of Common Stock in connection with any Liquidation Event pursuant to any employment, consulting, severance or similar services arrangement shall not be deemed to be “distribution to stockholders” for the purpose of this Section 4.

2. The foregoing Certificate of Amendment has been duly approved by the required vote of the stockholders in accordance with Section 228 of the Delaware General Corporation Law and has been duly adopted in accordance with Section 242 of the Delaware General Corporation Law.

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The Company has caused this Certificate to be executed by a duly authorized officer of the Company on the date set forth below.

Executed on May 16, 2024

SNAP INC.

By:	/s/ Evan Spiegel
Name: Evan Spiegel
Title: Chief Executive Officer